Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (No. 333-188641) on Form S-8 of ATI Inc. of our report dated June 7, 2024, with respect to the statements of net assets available for benefits of ATI 401(k) Savings Plan as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related supplemental schedule as of December 31, 2023, which report appears in the December 31, 2023 annual report on Form 11-K of ATI 401(k) Savings Plan.

/s/ Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
June 7, 2024